EXHIBIT 99.1

IIJ Announces Full Year and Fourth Quarter Financial Results for the Fiscal Year Ended March 31, 2018

TOKYO, May 15, 2018 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE:3774) today announced its full year (“FY2017”) and fourth quarter (“4Q17”) consolidated financial results for the fiscal year ended March 31, 2018 (from April 1, 2017 to March 31, 2018).1

Highlights of Financial Results for FY2017

Revenues Operating Income Income before Income Tax Expense Net Income attributable to IIJ Annual Cash Dividend	JPY176.1 billion (up 11.6% YoY) JPY6.8 billion (up 31.7% YoY) JPY7.8 billion (up 44.5% YoY) JPY5.1 billion (up 61.3% YoY) JPY27.00 per common share

Financial Targets for FY2018

Revenues Operating Income Annual Cash Dividend	JPY190.0 billion (up 7.9% YoY) JPY7.0 billion (up 3.5% YoY) JPY27.00 per common share

Overview of FY2017 Financial Results and Business Outlook
“As a leading comprehensive network service provider, we continued to expand recurring revenue which contributed to revenue and operating income growth for FY2017. Year over year revenue growth of recurring revenue, which amounted to 82.9% of FY2017 total revenue, was 14.0%, especially led by mobile and security. As for mobile, we accumulated subscription mainly through our 137 MVNE clients, despite the ongoing competitive consumer mobile market, as well as accumulation of M2M/IoT type transactions. Security-related services largely grew by 26.2% year over year due to overall strong demand and a particularly large project for a local government. Other recurring revenues such as Internet connectivity, outsourcing, WAN and systems operation and maintenance also grew with continuous accumulation of contracts. Operating income increased year over year mainly because both network and SI gross margin amount grew and a larger than expected NTT Docomo’s mobile interconnectivity unit price revision,” said Eijiro Katsu, COO and President of IIJ.

“As for business developments, we made several progress by leveraging our business assets: We launched full-MVNO services and plan to further accumulate enterprise IoT projects which inquiry number reached over 320 as of March 2018. Such IoT projects include connected homes business with Chubu Electric Power, smart factory business with Hirata, a factory production engineering company to name a few; We decided to build our second module-based data center near Tokyo to integrate our data center racks currently spread out in the metropolitan area for more effective operation; By leveraging IIJ Raptor,2 we established a new equity method investee, DeCurret, with eighteen prominent Japanese companies to launch cryptocurrency exchange and settlement platform business and plan to provide services from the latter half of FY2018; Almost all major Japanese broadcasting companies joined our equity method investee, JOCDN, to provide CDN services best-suited for Japanese Internet contents holders including TVer and others. Its business has kicked off quite fine and currently provide highly reliable CDN services to fifteen clients and expect to expand its customer base. We believe these are critical successful factors for our middle-to-long term growth,” said Katsu.

“For FY2018, we plan to continuously accumulate recurring revenue. As for operating income, we expect the continuous revenue growth of network, cloud and SI to create the total operating income growth while forefront fixed cost related to full-MVNO operations increases,” said Katsu.

“We seek for a significant income growth in FY2019 as the full-MVNO related cost burden should impose much less negative impact on our income as we accumulate revenue growth. For the middle term, we believe we shall be even more well positioned in the coming IoT society by leveraging our full-MVNO operations as well our strong competitive advantage of having wide range of service line-ups including cloud and mobile, SI expertise, and blue-chip customer base,” concluded Koichi Suzuki, Founder, CEO and Chairman of IIJ.

______________________
1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP, unaudited and consolidated.
2 IIJ Raptor Service was launched in 2010 and its 13 customers include Nomura Securities and Sony Bank.

FY2017 Financial Results Summary

Operating Results Summary
	FY2016	FY2017	YoY Change
	JPY millions	JPY millions	%
Total revenues	157,789	176,051	11.6
Network services	92,996	108,119	16.3
Systems integration (SI)	57,749	60,431	4.6
Equipment sales	2,994	3,470	15.9
ATM operation business	4,050	4,031	(0.5)
Total costs	132,542	147,818	11.5
Network services	76,387	88,698	16.1
Systems integration (SI)	50,992	53,612	5.1
Equipment sales	2,735	3,142	14.9
ATM operation business	2,428	2,366	(2.6)
Total gross margin	25,247	28,233	11.8
Network services	16,609	19,421	16.9
Systems integration (SI)	6,756	6,819	0.9
Equipment sales	260	328	26.6
ATM operation business	1,622	1,665	2.7
SG&A expenses and R&D	20,113	21,471	6.8
Operating income	5,134	6,762	31.7
Income before income tax expense	5,427	7,840	44.5
Net income attributable to IIJ	3,167	5,109	61.3

Segment Results Summary
	FY2016	FY2017
	JPY millions	JPY millions
Total revenues	157,789	176,051
Network services and SI business	154,126	172,370
ATM operation business	4,050	4,031
Elimination	(387)	(350)
Operating income	5,134	6,762
Network service and SI business	3,854	5,430
ATM operation business	1,438	1,510
Elimination	(157)	(178)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

FY2017 Revenues and Income
Revenues
Total revenues were JPY176,051 million, up 11.6% YoY (JPY157,789 million for FY2016).

Network services revenue was JPY108,119 million, up 16.3% YoY (JPY92,996 million for FY2016).

Revenues for Internet connectivity services for enterprise were JPY27,944 million, up 23.5% YoY from JPY22,634 million for FY2016, mainly due to an increase in mobile-related services revenues along with an expansion of MVNE business clients’ transactions.

Revenues for Internet connectivity services for consumers were JPY24,761 million, up 13.9% YoY from JPY21,735 million for FY2016, mainly due to the revenue growth of “IIJmio Mobile Service,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards.

Revenues for WAN services were JPY29,295 million, up 10.7% YoY compared to JPY26,460 million for FY2016, mainly due to the revenue growth along with order accumulation.

Revenues for Outsourcing services were JPY26,119 million, up 17.8% YoY from JPY22,167 million for FY2016, mainly due to an increase in security-related services revenues.

Network Services Revenues Breakdown
	FY2016	FY2017	YoY Change
	JPY millions	JPY millions	%
Internet connectivity services (Enterprise)	22,634	27,944	23.5
IP service*	9,768	10,105	3.4
IIJ FiberAccess/F and IIJ DSL/F	3,043	2,997	(1.5)
IIJ Mobile service (Enterprise)	9,595	14,619	52.4
IIJ Mobile MVNO Platform Service	6,441	10,866	68.7
Others	228	223	(2.1)
Internet connectivity services (Consumer)	21,735	24,761	13.9
IIJ	19,634	23,448	19.4
IIJmio Mobile Service	17,109	20,710	21.0
hi-ho	2,101	1,313	(37.5)
WAN services	26,460	29,295	10.7
Outsourcing services	22,167	26,119	17.8
Total network services	92,996	108,119	16.3

* IP service revenues include revenues from the data center connectivity service.

Number of Contracts and Subscription for Connectivity Services*1
	as of Mar. 31, 2017	as of Mar. 31, 2018	YoY Change
Internet connectivity services (Enterprise)	933,496	1,414,782	481,286
IP service (1Gbps-)	437	468	31
IP service (100Mbps-999Mbps)	591	658	67
IP service (-99Mbps)	658	614	(44)
IIJ Data center connectivity service	253	241	(12)
IIJ FiberAccess/F and IIJ DSL/F	72,605	72,630	25
IIJ Mobile service (Enterprise)	857,903	1,339,586	481,683
IIJ Mobile MVNO Platform Service*2	582,250	824,731	242,481
Others	1,049	585	(464)
Internet connectivity services (Consumer)	1,409,259	1,363,531	(45,728)
IIJ*2	1,275,875	1,363,531	87,656
IIJmio Mobile Service	951,249	1,005,092	53,843
hi-ho*2	133,384	-	(133,384)
Total contracted bandwidth (Gbps)*3	2,773.3	3,117.7	344.4

*1. Numbers in the table above show number of contracts except for “IIJ Mobile service (Enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.
*2. On December 31, 2017, IIJ sold all the shares of common stock of hi-ho which was IIJ’s wholly owned subsidiary. Accordingly, hi-ho’s subscription for “Internet connectivity services (Consumer)” decreased to zero, hi-ho’s mobile service subscription of 14,735 was reclassed to “IIJ Mobile MVNO Platform Service” and a part of hi-ho’s subscription other than mobile service subscription of 47,683 is included in IIJ’s subscription for “Internet connectivity services (Consumer)” in our 3Q17 (from April 1, 2017 to December 31, 2017) financial results.
*3. Regarding IP service, data center connectivity service and IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise), total contracted bandwidths are calculated by multiplying number of contracts by contracted bandwidths respectively.

SI revenues were JPY60,431 million, up 4.6% YoY (JPY57,749 million for FY2016).

Systems construction revenue, a one-time revenue, was JPY22,528 million, almost same revenue volume as FY2016 revenue of JPY22,626 million, mainly due to continuous acquisition of system construction projects. Systems operation and maintenance revenue, a recurring revenue, was JPY37,903 million, up 7.9% YoY (JPY35,123 million for FY2016), mainly due to continued accumulation of systems operation orders as well as an increase in private cloud services’ revenues.

Orders received for SI and equipment sales totaled JPY68,988 million, up 0.6% YoY (JPY68,599 million for FY2016); orders received for systems construction and equipment sales were JPY25,810 million, down 3.4% YoY (JPY26,721 million for FY2016) and orders received for systems operation and maintenance were JPY43,178 million, up 3.1% YoY (JPY41,877 million for FY2016).

Order backlog for SI and equipment sales as of March 31, 2018 amounted to JPY46,588 million, up 12.3% YoY (JPY41,501 million as of March 31, 2017); order backlog for systems construction and equipment sales was JPY6,991 million, down 2.6% YoY (JPY7,179 million as of March 31, 2017) and order backlog for systems operation and maintenance was JPY39,597 million, up 15.4% YoY (JPY34,322 million as of March 31, 2017).

Equipment sales revenues were JPY3,470 million, up 15.9% YoY (JPY2,994 million for FY2016).

ATM operation business revenues were JPY4,031 million, down 0.5% YoY (JPY4,050 million for FY2016). As of March 31, 2018, 1,096 ATMs have been placed.

Cost and expense
Total cost of revenues was JPY147,818 million, up 11.5% YoY (JPY132,542 million for FY2016).

Cost of network services revenue was JPY88,698 million, up 16.1% YoY (JPY76,387 million for FY2016). There were an increase in outsourcing-related costs due to our mobile services and an increase in circuit-related costs along with our WAN services revenue increase. Regarding NTT Docomo’s interconnectivity charge for MVNO-related services, the charge based on their FY2016 actual cost was revised in March 2018 and it decreased by 18.2% year over year. Gross margin was JPY19,421 million, up 16.9% YoY (JPY16,609 million for FY2016) and gross margin ratio was 18.0%.

Cost of SI revenues was JPY53,612 million, up 5.1% YoY (JPY50,992 million for FY2016). There was an increase in outsourcing-related costs along with our SI revenue increase. Gross margin was JPY6,819 million, up 0.9% YoY (JPY6,756 million for FY2016) and gross margin ratio was 11.3%.

Cost of equipment sales revenues was JPY3,142 million, up 14.9% YoY (JPY2,735 million for FY2016). Gross margin was JPY328 million, up 26.6% YoY (JPY260 million for FY2016) and gross margin ratio was 9.5%.

Cost of ATM operation business revenues was JPY2,366 million, down 2.6% YoY (JPY2,428 million for FY2016). Gross margin was JPY1,665 million, up 2.7% YoY (JPY1,622 million for FY2016) and gross margin ratio was 41.3%.

SG&A and R&D expenses
SG&A and R&D expenses in total were JPY21,471 million, up 6.8% YoY (JPY20,113 million for FY2016).

Sales and marketing expenses were JPY12,688 million, up 11.0% YoY (JPY11,432 million for FY2016) mainly due to increases in advertising expenses, personnel-related expenses, and sales commission expenses.

General and administrative expenses were JPY8,296 million, up 1.0% YoY (JPY8,215 million for FY2016) mainly due to increases in personnel-related expenses.

Research and development expenses were JPY487 million, up 4.5% YoY (JPY466 million for FY2016).

Operating income
Operating income was JPY6,762 million, up 31.7% YoY (JPY5,134 million for FY2016).

Other income (expenses)
Other income (expenses) was an income of JPY1,078 million (an income of JPY293 million for FY2016), mainly because of net gain on sales of other investments, including available-for-sale securities, of JPY1,068 million (JPY217 million for FY2016), distribution from fund investment of JPY270 million (included in other-net of JPY237 million, JPY321 million for FY2016), dividend income of JPY243 million (JPY118 million for FY2016), interest expense of JPY375 million (JPY304 million for FY2016), and foreign exchange losses of JPY16 million (foreign exchange losses of JPY45 million for FY2016).

Income before income tax expenses
Income before income tax expenses was JPY7,840 million, up 44.5% YoY (JPY5,427 million for FY2016).

Net income
Income tax expense was JPY2,696 million (JPY2,225 million for FY2016).

Equity in net income of equity method investees was JPY135 million (JPY130 million for FY2016) mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY5,279 million, up 58.4% YoY (JPY3,332 million for FY2016).

Net income attributable to IIJ
Net income attributable to non-controlling interests was JPY170 million (JPY165 million for FY2016) mainly related to net income of Trust Networks Inc.

Net income attributable to IIJ was JPY5,109 million, up 61.3% YoY (JPY3,167 million for FY2016).

FY2017 Balance Sheets
Balance sheets
As of March 31, 2018, the balance of total assets was JPY153,449 million, increased by JPY16,054 million from the balance as of March 31, 2017 of JPY137,395 million.

As of March 31, 2018, the balance of current assets was JPY67,185 million, increased by JPY3,463 million from the balance as of March 31, 2017 of JPY63,722 million. The major breakdown of current assets was: an increase in accounts receivables by JPY4,447 million to JPY31,831 million, a decrease in inventories by JPY1,084 million to JPY1,715 million, an increase in prepaid expenses by JPY832 million to JPY8,443 million and a decrease in cash and cash equivalents by JPY556 million to JPY21,403 million. As of March 31, 2018, the balance of noncurrent assets was JPY86,264 million, increased by JPY12,591 million from the balance as of March 31, 2017 of JPY73,673 million. The major breakdown of noncurrent assets was: property and equipment of JPY46,414 million, increased by JPY6,639 million, including JPY1,205 million by purchase of land, from the balance as of March 31, 2017, other investments of JPY11,374 million, increased by JPY3,450 million mainly due to an increase in the fair value of available-for-sale securities and an increase in prepaid expenses-noncurrent by JPY1,358 million to JPY7,966 million. Other investments as of March 31, 2018, consisted of JPY9,288 million in available-for-sale securities, JPY1,014 million in nonmarketable equity securities and JPY1,072 million in investments in funds, including some through a trust. As of March 31, 2018, the balance of non-amortized intangible assets was JPY6,116 million, decreased by JPY104 million from the balance as of March 31, 2017 of JPY6,220 million. The major breakdown of non-amortized intangible assets was JPY6,082 million in goodwill. The balance of amortized intangible assets, which was customer relationships, was JPY2,671 million, decreased by JPY365 million from the balance as of March 31, 2017 of JPY3,036 million.

As of March 31, 2018, the balance of current liabilities was JPY42,145 million, increased by JPY2,162 million from the balance as of March 31, 2017 of JPY39,983 million. The major breakdown of current liabilities was: an increase in income taxes payable by JPY852 million to JPY1,928 million, an increase in capital lease obligations-current portion by JPY837 million to JPY5,656 million and a decrease in accounts payable (trade and other) by JPY563 million to JPY16,399 million. As of March 31, 2018, the balance of noncurrent liabilities was JPY37,315 million, increased by JPY7,283 million from the balance as of March 31, 2017 of JPY30,032 million. The major breakdown of noncurrent liabilities was: an increase in long-term borrowings by JPY7,000 million to JPY15,500 million and an increase in capital lease obligations-noncurrent by JPY536 million to JPY10,921 million.

As of March 31, 2018, the balance of total IIJ shareholders’ equity was JPY73,270 million, increased by JPY6,528 million from the balance as of March 31, 2017 of JPY66,742 million and IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of March 31, 2018 was 47.7%.

FY2017 Cash Flows
Cash flows
Cash and cash equivalents as of March 31, 2018 were JPY21,403 million (JPY21,959 million as of March 31, 2017).

Net cash provided by operating activities for FY2017 was JPY13,262 million (net cash provided by operating activities of JPY7,368 million for FY2016). There were net income of JPY5,279 million, depreciation and amortization of JPY12,365 million, and adjustment of net gain on sales of other investments, which was deducted from proceeds provided by operating activities, of JPY1,068 million. Regarding changes in operating assets and liabilities, it was net cash out of JPY3,526 million mainly due to an increase in accounts receivable along with revenue growth, an increase in prepaid expenses (including prepaid expense-noncurrent) in relation to upfront payment for software licenses and maintenance cost for service facilities.

Net cash used in investing activities for FY2017 was JPY13,037 million (net cash used in investing activities of JPY7,376 million for FY2016), mainly due to payments for purchase of property and equipment of JPY15,771 million (JPY10,624 million for FY2016), including JPY1,205 million for purchase of land, proceeds from sales of property and equipment, which include sales and leaseback transactions, of JPY3,306 million (JPY3,046 million for FY2016), investment in equity method investees, including DeCurret Inc., of JPY2,005 million (JPY99 million for FY2016) and proceeds from sales of available-for-sale securities of JPY1,207 million (JPY5 million for FY2016).

Net cash used in financing activities for FY2017 was JPY748 million (net cash provided by financing activities of JPY2,492 million for FY2016), mainly due to proceeds from long-term borrowings of JPY7,000 million, principal payments under capital leases of JPY5,724 million (JPY4,820 million for FY2016), FY2016 year-end and FY2017 interim dividends payments of JPY1,217 million (JPY1,126 million for FY2016) and payments of long-term accounts payable of JPY571 million (JPY30 million for FY2016).

FY2018 Financial Targets
Our total revenue and operating income targets for the fiscal year ending March 31, 2019 are as follows.

(JPY in billions)
	Total Revenue	Operating Income
1H FY2018 Target	90.0	2.5
Full FY2018 Target	190.0	7.0

As Japanese economy continues to recover slowly, Japanese enterprises’ IT-related investment as well as spending should continue to grow during FY2018. For the mid-to-long term, market opportunity should expand as mobile-related services growth along with IoT-related projects and further penetration of cloud service as well as demand for outsourcing by Japanese enterprises. For FY2018, with continuous accumulation of network services and SI projects, we seek to increase revenue and operating income by expanding gross margin amount.

We target total revenue of JPY190.0 billion, up 7.9% year over year, mainly by continuously accumulating recurring revenue of network services and systems operation and maintenance. As for operating income, we target JPY7.0 billion, up 3.5% year over year. Gross margin growth, mainly by continuous expansion of network services gross margin as well as SI gross margin ratio improvement, should absorb forefront fixed cost increase related to full-MVNO operations.

Due to the revision of the accounting principles generally accepted in the U.S. (“U.S.GAAP”), fluctuation of unrealized gains or losses on holding available-for-sale equity securities will be recognized in other income (expenses) on our consolidated statements of income from 1Q18* and fluctuations of stock prices may impact our consolidated statements of income. Due to difficulties of forecasting such fluctuation, we do not disclose our FY2018 targets for income before income tax expense, net income attributable to IIJ, basic net income attributable to IIJ per share, and consolidated payout ratio of dividends.

*Unrealized gains or losses on holding available-for-sale equity securities are evaluated based on the closing price of March 30, 2018, FY2017-end, and are reclassed from accumulated other comprehensive income to retained earnings at the beginning of our FY2018. After that, fluctuations of unrealized gains or losses due to fluctuations of stock prices will be recognized in other income (expenses) at every quarter.

Consideration on IFRS Adoption
We are considering to voluntarily adopt International Financial Reporting Standards (“IFRS”) from the filing of our FY2018 annual report “Yuka-shoken-houkokusho.” Under IFRS, we have an alternative to recognize unrealized gains or losses on holding available-for-sale equity securities as other comprehensive income.

Because of different accounting principles, our FY2018 consolidated financial statements disclosed in “Yuka-shoken-houkokusho” which will be prepared under IFRS might differ from our FY2018 consolidated financial statements disclosed in earnings press release as well as in the Convocation Notice for the 27th Ordinary General Meeting for Shareholders which will be prepared under the U.S. GAAP.

Planned schedule for voluntary adoption of IFRS:

  Mid-May 2019: FY2018 unaudited consolidated financial statements disclosed in earnings press release (U.S.GAAP)
  Late-May 2019: FY2018 audited consolidated financial statements disclosed in the Convocation Notice for the 27th Ordinary General Meeting for Shareholders (U.S.GAAP)
  Late-June 2019: FY2018 audited consolidated financial statements disclosed in annual report “Yuka-shoken-houkokusho” (IFRS)

FY2018 Dividend Forecast
Our FY2018 dividend forecast is as follows:

	Interim	Year-end	Full Year
FY2018 Dividend (forecast)	JPY13.50 (forecast)	JPY13.50 (forecast)	JPY27.00 (forecast)
FY2017 Dividend (scheduled)	JPY13.50 (paid)	JPY13.50 (scheduled)	JPY27.00 (scheduled)

FY2017 Reconciliation of Non-GAAP Financial Measures
The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	FY2016	FY2017
	JPY millions	JPY millions
Adjusted EBITDA	16,109	19,127
Depreciation and Amortization	(10,894)	(12,365)
Impairment loss on other intangible assets	(81)	-
Operating Income	5,134	6,762
Other Income	293	1,078
Income Tax Expense	2,225	2,696
Equity in Net Income of Equity Method Investees	130	135
Net income	3,332	5,279
Less: Net income attributable to noncontrolling interests	(165)	(170)
Net Income attributable to IIJ	3,167	5,109

CAPEX
	FY2016	FY2017
	JPY millions	JPY millions
CAPEX, including capital leases	16,531	20,828
Acquisition of Assets by Entering into Capital Leases	8,302	7,109
Purchase of Property and Equipment	8,229	13,719

Presentation
Presentation materials will be posted on our web site (https://www.iij.ad.jp/en/ir/) on May 15, 2018.

About Internet Initiative Japan Inc.
Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, mobile services, security services, cloud computing services, and systems integration. Moreover, IIJ operates one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:
IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: https://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; fluctuations of equity in net income (loss) of equity method investees; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2017 and March 31, 2018)

	As of March 31, 2017	As of March 31, 2018
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,958,591	21,402,892
Accounts receivable, net of allowance for doubtful accounts of JPY 107,684 thousand and JPY 123,453 thousand at March 31, 2017 and March 31, 2018, respectively	27,383,692	31,830,882
Inventories	2,798,054	1,714,547
Prepaid expenses—current	7,610,925	8,442,981
Deferred tax assets—current	1,298,469	-
Other current assets, net of allowance for doubtful accounts of JPY 15,192 thousand and JPY 720 thousand at March 31, 2017 and March 31, 2018, respectively	2,672,008	3,793,449
Total current assets	63,721,739	67,184,751
INVESTMENTS IN EQUITY METHOD INVESTEES	3,150,175	5,246,313
OTHER INVESTMENTS	7,924,914	11,374,442
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 50,566,983 thousand and JPY 55,470,955 thousand at March 31, 2017 and March 31, 2018, respectively	39,775,444	46,414,250
GOODWILL	6,169,609	6,082,472
OTHER INTANGIBLE ASSETS—Net	3,087,017	2,704,668
GUARANTEE DEPOSITS	3,060,365	3,422,443
DEFERRED TAX ASSETS—Noncurrent	80,566	183,808
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	2,047,682	1,545,293
Prepaid expenses—Noncurrent	6,607,437	7,965,889
OTHER ASSETS, net of allowance for doubtful accounts of JPY 61,877 thousand and JPY 60,929 thousand at March 31, 2017 and March 31, 2018, respectively	1,770,201	1,324,490
TOTAL	137,395,149	153,448,819

	As of March 31, 2017	As of March 31, 2018
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Capital lease obligations—current portion	4,818,723	5,655,875
Accounts payable—trade	14,653,065	14,950,920
Accounts payable—other	2,308,790	1,448,423
Income taxes payable	1,075,745	1,928,037
Accrued expenses	2,755,581	3,111,385
Deferred income—current	3,750,542	4,237,676
Other current liabilities	1,370,661	1,562,717
Total current liabilities	39,983,107	42,145,033
LONG-TERM BORROWINGS	8,500,000	15,500,000
CAPITAL LEASE OBLIGATIONS—Noncurrent	10,384,643	10,920,726
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	3,532,965	3,724,634
DEFERRED TAX LIABILITIES—Noncurrent	963,845	688,787
DEFERRED INCOME—Noncurrent	3,656,612	3,952,279
OTHER NONCURRENT LIABILITIES	2,993,777	2,528,803
Total Liabilities	70,014,949	79,460,262
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 and 46,713,800 shares at March 31, 2017 and March 31, 2018, respectively	25,509,499	25,511,804
Additional paid-in capital	36,117,511	36,175,937
Retained earnings	4,511,945	8,404,228
Accumulated other comprehensive income	2,499,700	5,074,872
Treasury stock—1,650,909 shares held by the company at March 31, 2017 and March 31, 2018, respectively	(1,896,784)	(1,896,784)
Total Internet Initiative Japan Inc. shareholders' equity	66,741,871	73,270,057
NONCONTROLLING INTERESTS	638,329	718,500
Total equity	67,380,200	73,988,557
TOTAL	137,395,149	153,448,819

Internet Initiative Japan Inc.
Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)
(For the fiscal year ended March 31, 2017 and March 31, 2018)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2017	March 31, 2018
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	22,633,739	27,943,656
Internet connectivity services (consumer)	21,734,968	24,761,487
WAN services	26,459,697	29,295,097
Outsourcing services	22,167,432	26,118,657
Total	92,995,836	108,118,897
Systems integration:
Systems construction	22,625,753	22,527,433
Systems operation and maintenance	35,122,940	37,903,235
Total	57,748,693	60,430,668
Equipment sales	2,994,449	3,470,400
ATM operation business	4,050,081	4,030,684
Total revenues	157,789,059	176,050,649
COSTS AND EXPENSES:
Cost of network services	76,386,849	88,697,639
Cost of systems integration	50,992,480	53,612,063
Cost of equipment sales	2,735,169	3,142,262
Cost of ATM operation business	2,427,870	2,365,403
Total costs	132,542,368	147,817,367
Sales and marketing	11,431,467	12,688,046
General and administrative	8,214,598	8,295,583
Research and development	466,319	487,451
Total costs and expenses	152,654,752	169,288,447
OPERATING INCOME	5,134,307	6,762,202
OTHER INCOME (EXPENSES):
Dividend income	117,567	242,576
Interest income	35,259	30,527
Interest expense	(303,685)	(375,202)
Foreign exchange gain (loss), net	(45,116)	(15,863)
Net gain on sales of other investments	216,646	1,068,303
Loss on sales of stocks of an affiliate	(12,070)	-
Impairment of other investments	(30,554)	(109,840)
Other —net	314,806	237,420
Other income —net	292,853	1,077,921
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	5,427,160	7,840,123
INCOME TAX EXPENSE	2,224,880	2,695,839
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	129,791	134,656
NET INCOME	3,332,071	5,278,940
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(165,561)	(169,991)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	3,166,510	5,108,949

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2017	March 31, 2018
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,652,981	45,062,878
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,772,470	45,215,686
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,305,962	90,125,756
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,544,940	90,431,372
BASIC NET INCOME PER SHARE (JPY)	69.36	113.37
DILUTED NET INCOME PER SHARE (JPY)	69.18	112.99
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	34.68	56.69
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	34.59	56.50

Consolidated Statements of Comprehensive Income (Unaudited)
	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2017	March 31, 2018
	Thousands of JPY	Thousands of JPY
NET INCOME	3,332,071	5,278,940
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	(181,110)	(904)
Unrealized holding gain on securities	1,280,095	2,542,210
Defined benefit pension plans	204,046	33,866
TOTAL COMPREHENSIVE INCOME	4,635,102	7,854,112
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(165,561)	(169,991)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	4,469,541	7,684,121

Internet Initiative Japan Inc.
Consolidated Statements of Shareholders' Equity (Unaudited)
(For the fiscal year ended March 31, 2017 and March 31, 2018)

	Total equity	Internet Initiative Japan Inc. shareholders' equity						NON CONTROLLING INTERESTS
		Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common stock	Treasury stock	Additional paid-in capital
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, MARCH 31, 2016	65,343,975	2,471,276	1,196,669	46,711,400	25,509,499	(392,070)	36,059,833	498,768
Dividends paid to noncontrolling interests	(26,000)							(26,000)
Stock-based compensation	57,678						57,678
Net Income	3,332,071	3,166,510						165,561
Other Comprehensive income (loss), net of tax	1,303,031		1,303,031
Dividends paid	(1,125,841)	(1,125,841)
Payments for purchase of treasury stock	(1,504,714)					(1,504,714)
BALANCE, MARCH 31, 2017	67,380,200	4,511,945	2,499,700	46,711,400	25,509,499	(1,896,784)	36,117,511	638,329
Issuance of common stock upon exercise of stock options	2			2,400	2,305		(2,303)
Dividends paid to noncontrolling interests	(46,800)							(46,800)
Change in ownership for non-controlling interests and others	(39,612)						3,408	(43,020)
Stock-based compensation	57,321						57,321
Net Income	5,278,940	5,108,949						169,991
Other Comprehensive income (loss), net of tax	2,575,172		2,575,172
Dividends paid	(1,216,666)	(1,216,666)
BALANCE, MARCH 31, 2018	73,988,557	8,404,228	5,074,872	46,713,800	25,511,804	(1,896,784)	36,175,937	718,500

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the fiscal year ended March 31, 2017 and March 31, 2018)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2017	March 31, 2018
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	3,332,071	5,278,940
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,893,657	12,364,873
Impairment loss on other intangible assets	81,000	-
Provision for retirement and pension costs, less payments	252,825	241,868
Provision for allowance for doubtful accounts	68,300	94,839
Gain on sales of property and equipment	(31,809)	(12,376)
Loss on disposal of property and equipment	170,971	112,329
Net gain on sales of other investments	(216,646)	(1,068,303)
Loss on sales of stocks of an affiliate	12,070	-
Impairment of other investments	30,554	113,450
Foreign exchange loss, net	18,152	32,514
Equity in net income of equity method investees, less dividends received	(78,709)	(83,465)
Deferred income tax benefit	(94,343)	(312,933)
Other	(44,667)	25,856
Changes in operating assets and liabilities net of effects from divestitures of a company :
Increase in accounts receivable	(3,751,392)	(4,823,584)
Decrease in net investment in sales-type lease — noncurrent	492,530	502,389
Decrease (increase) in inventories	(800,296)	1,085,649
Increase in prepaid expenses	(2,859,763)	(842,521)
Increase in other current and noncurrent assets	(3,317,968)	(2,194,591)
Increase in accounts payable	827,792	358,299
Increase (decrease) in income taxes payable	(2,621)	861,899
Increase (decrease) in accrued expenses	(167,597)	351,710
Increase in deferred income—current	1,257,870	487,931
Increase in deferred income—noncurrent	604,269	332,765
Increase in other current and noncurrent liabilities	691,442	354,226
Net cash provided by operating activities	7,367,692	13,261,764
INVESTING ACTIVITIES:
Purchase of property and equipment	(10,623,993)	(15,770,587)
Proceeds from sales of property and equipment	3,046,189	3,305,813
Purchase of other investments	(410,587)	(286,695)
Investment in equity method investees	(99,000)	(2,004,808)
Proceeds from sales of available-for-sale securities	4,840	1,206,516
Proceeds from sales of other investments	534,549	157,341
Payments of guarantee deposits	(50,345)	(380,343)
Refund of guarantee deposits	92,002	26,458
Payments for refundable insurance policies	(56,476)	(56,362)
Proceeds from sale of stock of a subsidiary, net of cash divested	-	726,081
Proceeds from subsidies	200,000	48,976
Other	(13,000)	(9,715)
Net cash used in investing activities	(7,375,821)	(13,037,325)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2017	March 31, 2018
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from short-term borrowings with initial maturities over three months and long-term borrowings	8,550,000	9,550,000
Net increase in short-term borrowings with initial maturities less than three months	-	(150,000)
Repayments of short-term borrowings with initial maturities over three months	(50,000)	(2,550,000)
Principal payments under capital leases	(4,819,530)	(5,723,729)
Proceeds from long-term accounts payable	1,498,306	-
Payments of long-term accounts payable	(30,122)	(571,373)
Dividends paid	(1,125,841)	(1,216,666)
Payments for purchase of treasury stock	(1,504,714)	-
Other	(26,000)	(86,410)
Net cash provided by (used in) financing activities	2,492,099	(748,178)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(94,474)	(31,960)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,389,496	(555,699)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	19,569,095	21,958,591
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	21,958,591	21,402,892

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	302,035	368,413
Income taxes paid	2,462,106	2,063,530

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	8,301,695	7,108,629
Facilities purchase liabilities	2,308,790	1,448,423
Asset retirement obligation	31,980	49,609

Fourth Quarter FY2017 Consolidated Financial Results (3 months)
The following tables are highlight data of fourth Quarter FY2017 (3 months) consolidated financial results (unaudited, for the three months ended March 31, 2018).

Operating Results Summary
	4Q16	4Q17	YoY Change
	JPY millions	JPY millions	%
Total Revenues:	44,187	48,439	9.6
Network Services	24,515	28,119	14.7
Systems Integration (SI)	17,891	18,130	1.3
Equipment Sales	787	1,195	51.9
ATM Operation Business	994	995	0.0
Cost of Revenues:	36,770	39,961	8.7
Network Services	20,113	22,588	12.3
Systems Integration (SI)	15,348	15,715	2.4
Equipment Sales	711	1,089	53.2
ATM Operation Business	598	569	(4.7)
SG&A Expenses and R&D	5,438	5,491	1.0
Operating Income	1,979	2,987	50.9
Income before Income Tax Expense	1,994	3,512	76.1
Net Income attributable to IIJ	1,256	2,421	92.7

Network Service Revenue Breakdown
	4Q16	4Q17	YoY Change
	JPY millions	JPY millions	%
Internet Connectivity Service (Enterprise)	6,173	7,526	21.9
IP Service*1	2,438	2,552	4.7
IIJ FiberAccess/F and IIJ DSL/F	763	735	(3.8)
IIJ Mobile Service	2,915	4,183	43.5
IIJ Mobile MVNO Platform Service	2,083	3,125	50.0
Others	57	56	(0.3)
Internet Connectivity Service (Consumer)	5,832	6,054	3.8
IIJ	5,344	6,054	13.3
IIJmio Mobile Service	4,672	5,367	14.9
hi-ho*2	488	-	(100.0)
WAN Services	6,612	7,619	15.2
Outsourcing Services	5,899	6,920	17.3
Network Services Revenues	24,515	28,119	14.7

*1 IP service revenues include revenues from the data center connectivity service.
*2. On December 31, 2017, IIJ sold all the shares of common stock of hi-ho which was IIJ’s wholly owned subsidiary. Accordingly, hi-ho’s revenue for “Internet connectivity services (Consumer)” decreased to zero.

Reconciliation of Non-GAAP Financial Measures (Fourth Quarter FY2017 (3 months))
The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	4Q16	4Q17
	JPY millions	JPY millions
Adjusted EBITDA	4,948	6,196
Depreciation and Amortization	(2,888)	(3,209)
Impairment loss on other intangible assets	(81)	-
Operating Income	1,979	2,987
Other Income (Expense)	15	525
Income Tax Expense (Benefit)	759	1,082
Equity in Net Income of Equity Method Investees	61	33
Net income	1,296	2,463
Less: Net income attributable to noncontrolling interests	(39)	(42)
Net Income attributable to IIJ	1,257	2,421

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	4Q16	4Q17
	JPY millions	JPY millions
CAPEX, including capital leases	4,273	5,072
Acquisition of Assets by Entering into Capital Leases	2,459	1,484
Purchase of Property and Equipment	1,814	3,588

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
(Three Months ended March 31, 2017 and March 31, 2018)

	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2018
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	6,172,534	7,525,693
Internet connectivity services (consumer)	5,832,016	6,054,155
WAN services	6,611,961	7,619,194
Outsourcing services	5,898,789	6,920,258
Total	24,515,300	28,119,300
Systems integration:
Systems construction	8,652,946	7,996,955
Systems operation and maintenance	9,237,719	10,132,656
Total	17,890,665	18,129,611
Equipment sales	786,800	1,195,037
ATM operation business	994,342	994,727
Total revenues	44,187,107	48,438,675
COST AND EXPENSES:
Cost of network services	20,113,321	22,588,521
Cost of systems integration	15,348,322	15,714,175
Cost of equipment sales	710,907	1,088,830
Cost of ATM operation business	597,775	569,491
Total costs	36,770,325	39,961,017
Sales and marketing	3,039,453	3,137,162
General and administrative	2,286,433	2,225,575
Research and development	111,908	128,326
Total costs and expenses	42,208,119	45,452,080
OPERATING INCOME	1,978,988	2,986,595
OTHER INCOME (EXPENSE):
Dividend income	11,231	11,792
Interest income	8,478	7,397
Interest expense	(85,481)	(98,828)
Foreign exchange gain (loss), net	(22,044)	(44,394)
Net gain on sales of other investments	2,708	694,804
Loss on sales of stocks of an affiliate	(12,070)	-
Impairment of other investments	-	(109,840)
Other—net	112,320	64,024
Other income —net	15,142	524,955
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,994,130	3,511,550
INCOME TAX EXPENSE	759,028	1,081,884
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	60,547	33,487
NET INCOME	1,295,649	2,463,153
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(39,400)	(42,100)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,256,249	2,421,053

	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2018
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,652,981	45,062,891
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,772,470	45,227,668
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,305,962	90,125,782
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,544,940	90,455,336
BASIC NET INCOME PER SHARE (JPY)	27.52	53.73
DILUTED NET INCOME PER SHARE (JPY)	27.45	53.53
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	13.76	26.86
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	13.72	26.77

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2018
	Thousands of JPY	Thousands of JPY
NET INCOME	1,295,649	2,463,153
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	274,048	12,497
Unrealized holding gain on securities	359,360	410,023
Defined benefit pension plans	193,168	31,369
TOTAL COMPREHENSIVE INCOME	2,122,225	2,917,042
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(39,400)	(42,100)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,082,825	2,874,942

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended March 31, 2017 and March 31, 2018)

	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2018
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,295,649	2,463,153
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,887,608	3,209,013
Impairment loss on other intangible assets	81,000	-
Provision for retirement and pension costs, less payments	63,902	45,669
Provision for allowance for doubtful accounts	48,311	26,908
Loss (gain) on sales of property and equipment	(16,399)	1,260
Loss on disposal of property and equipment	116,490	49,938
Net gain on sales of other investments	(2,708)	(694,804)
Loss on sales of stocks of an affiliate	12,070	-
Impairment of other investments	-	113,450
Foreign exchange loss, net	18,429	43,525
Equity in net income of equity method investees, less dividends received	(60,547)	(33,487)
Deferred income tax benefit	(444,078)	(289,924)
Other	7,049	71,165
Changes in operating assets and liabilities net of effects from divestitures of a company :
Increase in accounts receivable	(3,687,105)	(4,233,708)
Decrease in net investment in sales-type lease — noncurrent	92,140	130,941
Decrease in inventories	786,260	2,614,446
Decrease (increase) in prepaid expenses	(405,326)	512,885
Decrease (increase) in other current and noncurrent assets	1,216,437	(202,209)
Increase (decrease) in accounts payable	667,465	(540,684)
Increase in income taxes payable	764,551	1,397,103
Increase (decrease) in accrued expenses	(186,236)	110,343
Increase in deferred income—current	1,117,832	67,994
Increase in deferred income—noncurrent	302,112	96,280
Increase (decrease) in other current and noncurrent liabilities	(1,714,893)	6,504
Net cash provided by operating activities	2,960,013	4,965,761
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,683,903)	(3,985,425)
Proceeds from sales of property and equipment	827,010	549,094
Purchase of other investments	(94,416)	(155,577)
Investment in an equity method investee	-	(1,830,000)
Proceeds from sales of available-for-sale securities	4,840	746,499
Proceeds from sales of other investments	300	1,075
Payments of guarantee deposits	(33,243)	(82,198)
Refund of guarantee deposits	4,298	5,625
Payments for refundable insurance policies	(14,091)	(14,090)
Other	2,000	(5)
Net cash used in investing activities	(1,987,205)	(4,765,002)

	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2018
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Net increase in short-term borrowings with initial maturities less than three months	-	(150,000)
Principal payments under capital leases	(1,284,643)	(1,493,754)
Proceeds from long-term accounts payable	1,498,306	-
Payments of long-term accounts payable	(30,122)	(165,122)
Payments for purchase of treasury stock	(522,607)	-
Other	-	11,250
Net cash used in financing activities	(339,066)	(1,797,626)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	58,631	(44,389)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	692,373	(1,641,256)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	21,266,218	23,044,148
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	21,958,591	21,402,892

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the fiscal year ended March 31, 2018 (“FY2017”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Fiscal Year Ended March 31, 2018
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

May 15, 2018

Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: https://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for annual general shareholder’s meeting: June 28, 2018
Scheduled date for dividend payment: June 29, 2018
Scheduled date for filing of annual report (Yuka-shoken-houkokusho) to Japan’s regulatory organization: June 29, 2018
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2018
(April 1, 2017 to March 31, 2018)

(1) Consolidated Results of Operations					(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Fiscal year ended March 31, 2018	176,051	11.6	6,762	31.7	7,840	44.5	5,109	61.3
Fiscal year ended March 31, 2017	157,789	12.2	5,134	(16.4)	5,427	(12.4)	3,167	(21.6)

(Note1)	Total comprehensive income attributable to IIJ Fiscal year ended March 31, 2018: JPY7,684 million (up 71.9% YoY) Fiscal year ended March 31, 2017: JPY4,470 million (up 35.6% YoY)
(Note2)	Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share	Net income attributable to IIJ to total shareholders' equity	Income before income tax expense to total assets	Total revenues operating margin ratio
	JPY	JPY	%	%	%
Fiscal year ended March 31, 2018	113.37	112.99	7.3	5.4	3.8
Fiscal year ended March 31, 2017	69.36	69.18	4.8	4.3	3.3

(Reference)	Equity in net income of equity method investees Fiscal year ended March 31, 2018: JPY135 million Fiscal year ended March 31, 2017: JPY130 million

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets	Total IIJ shareholders’ equity per share
	JPY millions	JPY millions	JPY millions	%	JPY
As of March 31, 2018	153,449	73,989	73,270	47.7	1,625.95
As of March 31, 2017	137,395	67,380	66,742	48.6	1,481.16

(3) Consolidated Cash Flow
	Operating activities	Investing activities	Financing activities	Cash and cash equivalents (end of the period)
	JPY millions	JPY millions	JPY millions	JPY millions
Fiscal year ended March 31, 2018	13,262	(13,037)	(748)	21,403
Fiscal year ended March 31, 2017	7,368	(7,376)	2,492	21,959

2. Dividends
	Dividend per Shares					Total cash dividends for the year	Payout Ratio (consolidated)	Ratio of Dividends to Shareholder's Equity (consolidated)
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY	JPY millions	%	%
Fiscal Year Ended March 31, 2017	-	13.50	-	13.50	27.00	1,229	38.9	1.9
Fiscal Year Ended March 31, 2018	-	13.50	-	13.50	27.00	1,217	23.8	1.7
Fiscal Year Ending March 31, 2019 (forecast)	-	13.50	-	13.50	27.00

(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2019

(April 1, 2018 through March 31, 2019)			(% shown is YoY change)
	Total Revenues		Operating Income
	JPY millions	%	JPY millions	%
Interim Period Ending September 30, 2018	90,000	8.4	2,500	8.0
Fiscal Year Ending March 31, 2019	190,000	7.9	7,000	3.5

* Notes

  Changes in significant subsidiaries for the fiscal year ended March 31, 2018
  (Changes in significant subsidiaries for the fiscal year ended March 31, 2018 which resulted in changes in scope of consolidation): None

  Changes in significant accounting and reporting policies for the consolidated financial statements
    Changes due to the revision of accounting standards: Yes
    In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17 “Balance Sheet Classification of Deferred Taxes.” This ASU requires that deferred tax assets and liabilities be classified as noncurrent on the consolidated balance sheet. IIJ adopted this ASU from the first quarter beginning April 1, 2017, on a prospective basis, and did not retrospectively adjust the consolidated balance sheet as of March 31, 2017.
    As of March 31, 2017, the balance of current deferred tax assets and liabilities amounted to JPY1,298,469 thousand and JPY108,994 thousand, respectively.

    Others: No

  Number of shares outstanding (shares of common stock)
    The number of shares outstanding (inclusive of treasury stock):
    As of March 31, 2018: 46,713,800 shares
    As of March 31, 2017: 46,711,400 shares

    The number of treasury stock:
    As of March 31, 2018: 1,650,909 shares
    As of March 31, 2017: 1,650,909 shares

    The weighted average number of shares outstanding:
    For the fiscal year ended March 31, 2018: 45,062,878 shares
    For the fiscal year ended March 31, 2017: 45,652,981 shares

[English Translation]

May 15, 2018

Company name: Internet Initiative Japan Inc.

Company representative: Eijiro Katsu, President and Representative Director
(Stock Code Number: 3774, The First Section of the Tokyo Stock Exchange)

Contact: Akihisa Watai, Managing Director and CFO
TEL: 81-3-5205-6500

Information Pertaining to Our Largest Shareholder

1. About Our Largest Shareholder (As of March 31, 2018)

Name	Relationship	Its Ownership Percentage (%)			Securities Exchanges where its Shares are Listed
		Direct ownership	Indirect ownership	Total
Nippon Telegraph and Telephone Corporation (“NTT”)	IIJ is NTT's affiliate company	22.4	4.5	26.9	Tokyo Stock Exchange (First Section)

2. Position of the Listed Company (IIJ) within NTT Group and other relationships

The ownership percentage by NTT, which is IIJ's largest shareholder, was 26.9% as of March 31, 2018, including its indirect ownership. However, IIJ's business activities are not affected by NTT's ownership in IIJ and IIJ is maintaining its management independence.

3. Business Relationship with NTT Group

IIJ uses services provided by Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation for a significant portion of IIJ’s access circuits, services provided by NTT Communications Corporation for a significant portion of IIJ’s domestic and international backbone circuits, and services provided by NTT DOCOMO, INC for a significant portion of IIJ’s mobile infrastructure, to provide Internet connectivity and other services to IIJ’s customers. IIJ also leases a part of Internet data center facilities from NTT Group companies to provide Internet data center services. The aggregate amount paid to for these services was JPY27,545 million for the fiscal year ended March 31, 2018.

4. Policy Concerning Measures to Protect Minority Shareholders in Transactions with NTT Group

Business transactions with the NTT Group are within the scope of normal business practices and there is no special contract made in relation to the investment by NTT Group.

End